# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mountain Crest Acquisition 6 Corp., CIK 0002109876
CUSIP: G62980126
Title of class of securities: Class A
Address of issuer's principal executive offices: 524 Broadway, 11th Floor, New York, New York (NY), 10012
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 1910592

## Reporting persons
- Harraden Circle Investments, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Frederick V. Fortmiller, Jr.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Mountain Crest Acquisition 6 Corp.
Address of issuer's principal executive offices: 524 Broadway, 11th Floor, New York, NY 10012

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of Harraden Circle Investments, LLC ("Harraden Adviser") and Frederick V. Fortmiller, Jr. ("Mr. Fortmiller") (collectively, the "Reporting Persons").

This Statement relates to Shares (as defined herein) held for the accounts of Harraden Circle Investors, LP ("Harraden Fund"), Harraden Circle Special Opportunities, LP ("Harraden Special Op Fund"), Harraden Circle Strategic Investments, LP ("Harraden Strategic Fund"), and Harraden Circle Concentrated, LP ("Harraden Concentrated Fund"). Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, Harraden Concentrated Fund, and other high net worth individuals and, in such capacity, exercises voting and dispositive power over the Shares reported herein. Mr. Fortmiller is the managing member of Harraden Adviser.
Address of principal business office or, if none, residence: 885 Third Avenue, Suite 2600B, New York, NY 10022
Citizenship: Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds identified in Item 2(a) have the right to receive any dividends from, or the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Harraden Circle Investments, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (08/14/2026)
- Frederick V. Fortmiller, Jr.: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr. (08/14/2026)
Comment: This Schedule 13G amends the Schedule 13G filed under Rule 13d-1(c) to remove the reporting persons who, after an internal reorganization effective June 30, 2026, are no longer beneficial owners of the securities reported herein and to change the Rule under which this Schedule 13G is filed to Rule 13d-1(b), because the remaining reporting persons qualify to file Schedule 13G under Rule 13d-1(b).

Explanatory Note: This Amendment is being filed to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Class A common stock of the "Issuer". This Amendment constitutes an exit filing for the Reporting Persons.